333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

May 19, 2022

Mr. Ruairi Regan
Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NRI Real Estate Investment and Technology, Inc. (formerly known as NRI Real Token Inc.) Amended Registration Statement on Form 10 Filed April 15, 2022 File No. 000-56395

Dear Mr. Regan:

On behalf of our client, NRI Real Estate Investment and Technology, Inc., a Maryland corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated May 4, 2022, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission on April 15, 2022.

We have revised the Registration Statement in response to the Staff’s comments, and the Company is filing Amendment No. 2 to the Registration Statement on Form 10 (the “Amended Registration Statement”) concurrently with the submission of this letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment 1 to Registration Statement on Form 10

General

1.	Refer to your response to comment 1. We believe the inclusion of “Token” in the name of the company may be confusing or misleading to investors and may tend to obscure the unique risks and tax consequences of an investment in REITs. Please revise accordingly.

In response to the Staff’s comment, the Company has amended its charter to change its name to “NRI Real Estate Investment and Technology, Inc.”

NRI Real Estate Investment and Technology, Inc.

May 19, 2022

2.	Refer to your response to comment 2. Please provide additional analysis as to why the Security Tokens are not separate securities from the underlying shares of common stock. Your statement that Security Tokens are digital representations of your shares of common stock is not consistent with differing means of and restrictions on secondary transfer. Among other things:

●	you state that holders of untokenized shares of common stock are unable to trade on ATSs and only Security Tokens are separately transferable on an ATS;

●	it appears Security Tokens are only transferrable with a corresponding book-entry recorded by the transfer agent but untokenized shares are transferrable without a corresponding book-entry record; and

●	it appears Security Tokens are subject to additional transfer restrictions not applicable to untokenized shares.

In response to the Staff’s comment, the Company has amended the Amended Registration Statement to register the Company’s untokenized shares of common stock and the Security Tokens as two separate classes of securities.

The Company advises the Staff that both the Security Tokens and untokenized shares of common stock require a corresponding book-entry recordation with the Company’s transfer agent upon a transfer. The only anticipated difference between the untokenized shares and the Security Tokens is that the Security Tokens are expected to have a secondary market on an ATS.

Ownership Structure, page 3

3.	We note your responses to comments 4 and 6. You indicate that you intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986 and that you intend to qualify as a REIT for federal tax purposes beginning with the taxable year ended December 31, 2022; however, you also indicate that the Sponsor General Partner will have the primary authority to manage and conduct the business of NRI Real Token LP, the Operating Partnership. Given the extent of the managerial powers held by the Sponsor General Partner, please provide us with your legal analysis explaining how you concluded that your general partnership interest in the Operating Partnership should not be characterized as a security, such that you would qualify as a REIT under Section 856(c)(4) of the Code, or revise your disclosures regarding expected tax status accordingly.

In response to the Staff’s comment, the Company respectfully directs the Staff to the Company’s response to comment 6 in the Company’s letter, dated April 15, 2022, providing that the general partnership interest in the Operating Partnership held by the Company should not be characterized as a security.

NRI Real Estate Investment and Technology, Inc.

May 19, 2022

Regardless of the characterization of the general partnership interest, with respect to REIT qualification, Treasury Regulations Section 1.856-3(g) provides that a REIT that is a partner in a partnership:

“will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. For purposes of Section 856, the interest of a partner in the partnership’s assets shall be determined in accordance with [its] capital interest in the partnership. The character of the various assets in the hands of the partnership and items of gross income of the partnership shall retain the same character in the hands of the partners for all purposes of Section 856. Thus, for example, if the [REIT] owns a 30-percent capital interest in a partnership which owns a piece of real property the trust will be treated as owning 30 percent of such property and as being entitled to 30 percent of the rent derived from the property by the partnership.”

Consistent with IRS rulings applying Treas. Reg. Sec. 1.856-3(g), in order to determine whether the REIT meets the various asset and income tests contained in Sections 856(c)(2), (3) and (4) of the Code, a REIT that owns an interest in a partnership must look through the partnership interest to the underlying assets and income of the partnership. The partnership interest itself is not analyzed for whether the REIT meets the various asset tests. See, e.g., Rev. Rul. 69-40, 1969-1 C.B. 188, P.L.R. 201118015 (May 6, 2011) and P.L.R. 200234054 (Aug. 23, 2002).

Furthermore, Section 856(m) of the Code was added to the Code as part of P.L. 108-357 (The American Jobs Creation Act of 2004) primarily to provide a safe harbor with respect to the treatment of “straight debt” securities and other securities under the asset tests contained in Section 856(c)(4) of the Code. Section 856(m)(3) of the Code provides for a similar look-through rule with respect to partnership interests as Treas. Reg. Sec. 1.856-3(g) in determining whether or not Section 856(c)(4)(B)(iv)(iii) of the Code is satisfied (i.e., the 10% value test). However, we believe the Section 856(m) should not be interpreted to limit the application of Treas. Reg. Sec. 1.856-3(g), but rather provides a safe harbor for determining whether Section 856(c)(4)(B)(iv)(iii) of the Code is satisfied in connection with the types of securities identified in Section 856(m)(1).

Risk Factors, page 6

4.	Please address in your risk factor disclosure the Investment Company Act implications in the event your general partnership interest may be characterized as a security.

In response to the Staff’s comment, the Company has revised its risk factor on page 8 of the Amended Registration Statement to describe the implications in the event our general partnership interest may be characterized as a security.

NRI Real Estate Investment and Technology, Inc.

May 19, 2022

Risks Related to our common stock and the Security Tokens, page 17

5.	Please add a risk factor describing the risks because untokenized shares of common stock will not be made available to trade on an ATS, including the potential liquidity implications for either tokenized or untokenized common stock.

In response to the Staff’s comment, the Company has revised its disclosures on page 17 of the Amended Registration Statement to describe the potential liquidity implications for either tokenized or untokenized common stock.

6.	Please add a risk factor related to the Transfer Agent’s reliance on the AML and KYC investor diligence for secondary transfers of the Security Tokens on an ATS.

In response to Staff’s comment, the Company has revised its disclosure on pages 18 and 19 of the Amended Registration Statement to describe the risks related to the Transfer Agent’s reliance on the AML and KYC investor diligence for secondary transfers of the Security Tokens on an ATS.

Loss of private key(s), custodial error or investor error may cause the loss, page 19

7.	Refer to your response to comment 10. You disclose that the Transfer Agent will reissue Security Tokens in certain situations even if the Transfer Agent is unable to revoke the relevant outstanding Security Tokens. Please address the risks if Security Tokens are reissued without burning the relevant outstanding tokens.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 19 of the Amended Registration Statement to disclose the potential risk if the Transfer Agent fails to burn the relevant outstanding tokens upon a reissuance of Security Tokens.

Federal Income Tax Risks

The tax consequences of owning the Security Tokens is uncertain, page 21

8.	Refer to your response to comment 11. Please place this risk factor in context by clarifying that conversion of the OP Units will be a taxable exchange regardless of whether the units are converted into common stock or Security Tokens. Please also briefly explain the reasons why the U.S. federal income tax characterization is uncertain.

In response to the Staff’s comment, the Company has revised the disclosure contained on page 21 of the Amended Registration Statement to briefly explain the reasons why the U.S. federal income tax characterization is uncertain and to place the risk factors in context by clarifying the taxation upon conversion of an OP Unit.

NRI Real Estate Investment and Technology, Inc.

May 19, 2022

The Security Tokens may be subject to non-U.S. regulations, page 21

9.	Refer to your response to comment 9. Please state that any determinations made by the company in consultation with legal counsel are risk-based judgments and not a legal standard or determination binding on any regulatory body or court.

In response to the Staff’s comment, the Company has revised the disclosure contained on page 21 of the Amended Registration Statement to clarify that any determinations made by the Company in consultation with legal counsel are risk-based judgments and not a legal standard or determination binding on any regulatory body or court.

Description of Registrant’s Securities to be Registered

Description of the Security Tokens, page 58

10.	Refer to your response to comment 18. Please clarify when and how OP Unit holders may elect to have common stock represented by Security Tokens. Also disclose whether Security Token holders may exchange tokens for untokenized common stock, and, if so, the procedure for doing so.

In response to the Staff’s comment, the Company has added the disclosure contained on pages 58 through 61 of the Amended Registration Statement to clarify when and how OP Unit holders may elect to have common stock represented by Security Tokens and to include a section describing how Security Token holders may choose to no longer hold Security Tokens.

Security Token Technology, page 58

11.	Please explicitly state that broker-dealers, unless Special Purpose Broker-Dealers, may not hold or custody the Security Tokens. In addition, add a risk factor describing the risks because Security Token holders do not benefit from protections available to customers who use registered broker-dealers to custody their securities, including the Customer Protection Rule and the Securities Investor Protection Act of 1970. In this regard, we note that while Special Purpose Broker-Dealers will be permitted to hold and custody digital asset securities, there are currently no such broker-dealers.

In response to the Staff’s comment, the Company has added the disclosure contained on page 59 of the Amended Registration Statement. Further, in response to the Staff’s comment, the Company has added a risk factor on page 19 of the Amended Registration Statement.

Anticipated ATS for the Security Tokens and transferability of the Security Tokens, page 59

12.	Refer to your response to comment 22. Please state whether you have signed agreements with Templum Markets or Oasis Pro Markets to permit you to make your Security Tokens available on their ATSs and, if so, describe the material terms. Similarly, state whether you have agreements with any of the prospective custodians identified in the second to last paragraph and, if so, describe the material terms. If you have not engaged ATSs or custodians, discuss the timeline for engaging these counterparties and the impact, if any, on the timing of issuance or conversion of Security Tokens.

In response to the Staff’s comment, the Company has revised its disclosure on page 59 to describe the material terms of the listing agreement entered into with Templum Markets LLC. In addition, the Company has revised its disclosure on page 60 to clarify that it has not yet entered into a definitive agreement with Bitgo, as custodian, and has provided details on the timeline for entry in such an agreement and its potential impact on the timing of trading of Security Tokens.

NRI Real Estate Investment and Technology, Inc.

May 19, 2022

13.	Please clarify that, unless the ATS is a Special Purpose Broker-Dealer, the ATS may not custody the Security Tokens, and as such will be able to match trades but unable to clear and settle the trades. Also describe the steps necessary to clear and settle such matched trades.

In response to the Staff’s comment, the Company has revised its disclosure contained on pages 59 and 60-61 of the Amended Registration Statement.

Procedures for Obtaining Security Tokens, Secondary Transfer of Security Tokens and Transfer Agent Procedures, page 59

14.	We note your statement “to the extent the stockholder does not have an existing custodian account.” Please clarify whether the investor must have a custodial wallet with a custodian you engage, or if the investor may have a custodial wallet with any provider so long as it is compatible with the Security Token.

In response to the Staff’s comment, the Company has revised its disclosure contained on pages 60 and 61 of the Amended Registration Statement to clarify that an investor may have a custodial wallet with any qualified custodian so long as it is compatible with the Security Tokens, but to the extent it is not compatible, they will be required to engage the Company’s custodian or another qualified custodian.

Discrepancies between the Blockchain and the Transfer Agent’s Book-Entry, page 60

15.	Refer to your response to comment 20. Please describe in detail the process to remedy discrepancies in the event a transfer has not been reflected in the Transfer Agent’s record. In addition, describe the process to remedy discrepancies between the Transfer Agent’s distributed ledger and the Transfer Agent’s book-entry record, and clarify which record controls in this event.

In response to the Staff’s comment, the Company has revised its disclosure contained on page 61 of the Amended Registration Statement to describe in more detail the process to remedy such discrepancies and to clarify the Transfer Agent’s record always controls should there be any discrepancies.

NRI Real Estate Investment and Technology, Inc.

May 19, 2022

Transfer Restrictions, page 60

16.	Refer to your response to comment 20. Please disclose the Transfer Agent’s process for determining whether the Security Tokens have been held for the requisite holding period under Rule 144 by non-affiliates and affiliates to assess whether the Rule 144 transfer restriction legends from the underlying shares of common stock may be removed. In addition, describe the material features of the Transfer Agent’s whitelisting procedures, including its AML/KYC procedures for transfers of Security Tokens that are not conducted on an ATS.

In response to the Staff’s comment, the Company has revised its disclosure contained on page 61 of the Amended Registration Statement.

17.	Please describe the procedures for secondary sales of Security Tokens not made on an ATS to ensure that the Transfer Agent records the transfer.

In response to the Staff’s comment, the Company has revised its disclosure contained on page 60 of the Amended Registration Statement to describe the procedures for secondary sales of Security Tokens not made on an ATS.

Audited Financial Statements for the Years Ended December 31, 2021 and 2020

1. Summary of Significant Accounting Policies

Organization, page F-7

18.	We note your response to comment 23, that the acquisition of 1350 S Dixie Holdings LLC (the Property Owner) by the Operating Partnership was a reorganization of entities under common control of Messrs. Nolan, Reynolds and O’Neill. Please provide a detailed analysis demonstrating that the Property was controlled by these three individuals both prior to and subsequent to the November 19, 2021 acquisition of the Property Owner by the Operating Partnership. In that regard, we note the Property Owner was 80% owned by 54M 1350 S Dixie Hwy LLC prior to November 19, 2021, and that you admitted new partners to the Operating Partnership via a sale of 35% of the LP interests in the Operation Partnership prior to this date. Your analysis should include references to the accounting literature used to support your conclusion that the property was controlled by Messrs. Nolan, Reynolds and O’Neil both prior, and subsequent to the purchase transaction.

Prior to November 19, 2021 (an organizational chart is below):

•	NPI REF, LLC, a Minnesota limited liability company (“NPI REF”), was the Managing Member of NPI Managing Member LLC, a Delaware limited liability company (“NPI Fund Manager”).
•	NPI Fund Manager was the Managing Member of NP International Real Estate Fund, LLC, a Delaware limited liability company (the “Fund”).
•	The Fund and NP International USA LLC, a Minnesota limited liability company (“NPI USA”) were the sole members of NPI Coral Gables, LLC (“NPI Coral Gables”). NPI USA was the Managing Member of NPI Coral Gables.
•	NPI Coral Gables was the Manager of NPI South Dixie LLC, a Delaware limited liability company (“NPI South Dixie”).
•	NPI South Dixie was the Managing Member of 1350 S Dixie Holdings LLC, a Delaware limited liability company (“1350 Holdings”).
•	1350 Holdings was the sole member of 1350 S Dixie Mezz Borrower LLC, a Delaware limited liability company (“1350 Mezz Borrower”), which was the sole member of 1350 S Dixie LLC, a Delaware limited liability company (“Property Owner”), which owned the Property.

Thus, in accordance with the accounting guidance under ASC 810-10-15—Control (“ASC 810-10-15”), prior to November 19, 2021, control of the Property Owner and, as a result, the Property, was ultimately vested in NPI USA, as the Managing Member of NPI Coral Gables. Further, as described below, Messrs. Nolan, Reynolds, and O’Neill maintained control of NPI USA, and as a result, held ultimate control of the Property and the Property Owner prior to November 19, 2021. For the analysis regarding Messrs. Nolan, Reynolds and O’Neill’s control of the Property subsequent to November 19, 2021, see below for the Company’s response to Comment 19.

F-1

NRI Real Estate Investment and Technology, Inc.

May 19, 2022

NPI USA has two members:  Nolan Company LLC, (which is wholly owned and controlled by Charles D. Nolan, Jr.), and Design Development Investments LLC (formerly known as Design Development, LLC and which is wholly owned and controlled by Brent M. Reynolds). Charles D. Nolan, Jr. was the Manager, Chief Financial Officer/Treasurer and Secretary of NPI USA, Brent M. Reynolds was the Chief Executive Officer, President and Assistant Treasurer of NPI USA and Timothy O’Neill was the Chief Investment Officer of NPI USA. Also note that NPI USA (indirectly owned by Messrs. Nolan and Reynolds) was the sole member of NPI REF and Managing Member of NPI Fund Manager, in which TAO’Neill, LLC (of which Timothy O Neill was the sole member) was a member.

Charles D. Nolan, Jr., Brent M. Reynolds and Timothy O’Neill were each appointed as an “Authorized Representative” and empowered and directed as the Authorized Representatives (acting alone or collectively), in the name and on behalf of NPI REF (as the Managing Member of NPI Fund Manager), in the name and on behalf of NPI Fund Manager (as the Managing Member of the Fund), in the name and on behalf of NPI USA (as the Managing Member of NPI Coral Gables), in the name and on behalf of NPI Coral Gables (as the Manager of NPI South Dixie), in the name and on behalf of NPI South Dixie (for NPI South Dixie itself or as the Managing Member of 1350 Holdings, on behalf of 1350 Holdings in 1350 Holding’s capacity as the sole member of 1350 Mezz Borrower, or for 1350 Mezz Borrower, on behalf of 1350 Mezz Borrower itself or in 1350 Mezz Borrower’s capacity as the sole member of Property Owner), and/or in their capacity as Authorized Representatives of 1350 Holdings, 1350 Mezz Borrower and Property Owner to take such actions as any of them deemed necessary or appropriate to effect the November 19, 2021 transaction.

Structure Chart

Nolan Company, LLC
(wholly owned by Charles D. Nolan, Jr.)
Controlling Member
Design Development Investments LLC (wholly owned by Brent M. Reynolds)
75.00%
25.00%
Fund is owned by Multiple Members
Fund Manager is NPI Managing Member, LLC ("NPI Fund Manager")
NPI Managing Member, LLC has 3 Members:
NPI REF, LLC ("NPI REF") [owned 100% by NPI USA]
TAO'NEILL, LLC
LPBAINE, LLC
NPI REF is the Managing Member of NPI Fund Manager
NP International USA, LLC
("NPI USA")
Managing Member
NP International Real Estate Fund, LLC
(the "Fund")
TTH XIII Riviera, LLC
(aka "Tiger")
22.17%
77.83%
43.33%
NPI Coral Gables, LLC
("NPI Coral Gables")
Managing Member
LCCM Investments, LLC
54M 1350 S Dixie Hwy LLC
49.89%
6.77%
80.00%
NPI South Dixie LLC
("NPI South Dixie")
Managing Member
20.00%
1350 S Dixie Holdings LLC
("1350 Holdings")
100.00%
1350 S Dixie Mezz Borrower LLC
("1350 Mezz Borrower")
(Mezz Borrower)
100.00%
1350 S Dixie LLC
("Property Owner")
(Property Owner)

NRI Real Estate Investment and Technology, Inc.

May 19, 2022

19.	We note your disclosure in the organization chart on page 3 that cash investors, NRI Real Token Thesis LLC, and NRI Real Token Inc. hold a 35% limited partner interest, a 65% limited partnership interest and Special GP interest, and a .1% General Partner interest in the Operating Partnership respectively. Please provide us with a detailed analysis supporting your conclusion that NRI Real Token Inc. should consolidate the Operating Partnership in accordance with ASC 810. Please cite the specific accounting literature you relied upon in your response.

An analysis was performed to determine if the Company should consolidate NRI Real Token LP (the “Operating Partnership”). The Company is the General Partner of the Operating Partnership and owns a 0.1% interest in the Operating Partnership. NRI Real Token Advisors have assigned the General Partner management responsibilities to an affiliated entity, NRI Real Token Advisors LLC, the Sponsor General Partner (the “Sponsor GP”). The Sponsor GP wholly owns NRI Real token Thesis LLC, a Managing Member of the Sponsor General Partner and holds approximately 65% of the Operating Partnership.

In accordance with ASC 810-10-15, a variable interest entity (“VIE”) analysis was performed to determine if the Company controlled, and as a result, should consolidate, the Operating Partnership. An entity is a VIE under the ASU if it meets any of the following criteria:

•	The entity does not have enough equity to finance its activities without additional subordinated financial support.
•	The at-risk equity holders, as a group, lack any of the following:
o	The power, through voting rights or similar rights, to direct the activities that most significantly impact the entity’s economic performance
o	The obligation to absorb an entity’s expected losses
o	The right to receive an entity’s expected residual returns
•	The legal entity is structured with non-substantive voting rights

The Operating Partnership is funded with approximately 65% equity from an affiliate of the General Partner, NRI Real Token Thesis LLC. NRI Real Token Thesis LLC is controlled 100% by the Sponsor GP, and its’ ultimate controlling parent entity is the Company. The amount of equity invested exceeds the amount of equity other limited partners and investors have contributed.

The Operating Partnership Agreement of the Operating Partnership was reviewed to determine if the at-risk equity holders lack certain powers, rights or obligations. Through the review of Section 7.4.a and Section 6.1.b.viii of the Operating Partnership Agreement, the at-risk equity holders lack the ability to remove the General Partner, lack kick-out rights, and lack the ability to dissolve the Operating Partnership. The at-risk equity holders maintain their right to receive their pro-rata share of gains and losses in the partnership per section 5 of the Operating Partnership Agreement. The at-risk equity holders are not required to absorb additional losses of the Partnership. Lastly, the legal entity is structured with non-substantive voting rights. Through review of the Operating Partnership Agreement, the at-risk equity holders lack the ability to replace the fund manager or general partner, lack the ability influence or control major decisions impacting the financial performance of the entity including the ability to approve compensation, and lack the ability to determine the overall investment strategy of the entity based on section, Section 7.4 and Section 8.1 of the Operating Partnership Agreement.

Based on foregoing analysis, the Company considered ASC 810-10-15, and determined that the Company’s general partnership interest in the Operating Partnership should be accounted for as a VIE, and as a result, the Company controls the Operating Partnership and the financials of the Operating Partnership have been consolidated in accordance with ASC 810-10-15 and within the financials of the Company presented in the Amended Registration Statement.

In addition, the Operating Partnership wholly owns the Property Owner, and as a result, controls the Property Owner and the Property. Subsequent to November 19, 2021, Messrs. Nolan, Reynolds and O’Neill were the sole members of the Company’s board and were the owners of 90% of the Company’s common equity. In addition, Mr. Reynolds and Mr. O’Neill were, and continue to be, the Company’s Chief Executive Officer and Chief Investment Officer, respectively. As a result, Messrs. Nolan, Reynolds, and O’Neill controlled the Company, and through the Company’s control of the Operating Partnership, the Property Owner as well.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Paul Berkowitz, Esq. at (305) 579-0658.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Paul Berkowitz
Paul Berkowitz, Esq.

cc:	Brent Reynolds, Chief Executive Officer